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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,      April                                        2006
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Commission File Number 000-13727
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                            Pan American Silver Corp
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                 (Translation of registrant's name into English)

                1500-625 Howe Street, Vancouver BC Canada V6C 2T6
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

             Form 20-F                      Form 40-F      X
                       -----------                    --------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                            No       X
                ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


         1           Underwriting Agreement, dated April 11, 2006.

         2           Expert Consents.


This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which became effective upon filing of Amendment No. 1 thereto with the Securities and Exchange Commission on February 10, 2005 (File No. 333-122152)

                                                                    DOCUMENT 1

                                                                  EXECUTION COPY


                                  COMMON SHARES


                            PAN AMERICAN SILVER CORP.


                             UNDERWRITING AGREEMENT
                             ----------------------


                                 April 11, 2006

BEAR, STEARNS & CO. INC.
HARRIS NESBITT CORP.
     As Representatives of the
     several Underwriters named in
     Schedule I attached hereto (the "Representatives")
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179

Ladies/Gentlemen:

          Pan American Silver Corp., a corporation organized and existing under the laws of British Columbia (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in Schedule I hereto (the "Underwriters") an aggregate of 5,750,000 of its common shares (the "Firm Shares"), without par value, and, for the sole purpose of covering over-allotments in connection with the sale of the Firm Shares, at the option of the Underwriters, up to an additional 531,407 of its common shares (the "Additional Shares"). The Firm Shares and any Additional Shares purchased by the Underwriters are referred to herein as the "Shares". Bear, Stearns & Co. Inc. ("Bear Stearns") and Harris Nesbitt Corp. ("Harris Nesbitt") are acting as lead managers (the "Lead Managers") in connection with the offering and sale of the Shares contemplated herein (the "Offering").

          1. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, each of the Underwriters that:

     (a) The Company has prepared and filed a preliminary short form base shelf prospectus dated January 18, 2005 (the "Preliminary Base Short Prospectus") and a final short form base shelf prospectus dated February 9, 2005 (the "Final Base Shelf Prospectus") in respect of up to US$150,000,000 of the Company's common shares, debt securities, warrants and subscription receipts with the British Columbia Securities Commission (the "Reviewing Authority") and the Canadian securities regulatory authorities (collectively, the "Canadian Qualifying Authorities") in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Quebec Prince Edward Island and Saskatchewan (the "Qualifying Provinces"); and the Reviewing Authority has issued an MRRS decision document under National Policy 43-201: Mutual Reliance Review System for Prospectuses and AIFs (an "MRRS Decision Document") on behalf of the Canadian Qualifying Authorities for each of the Preliminary Base Shelf Prospectus and the Final Base Shelf Prospectus. The term "Canadian Base Prospectus" means the Final Base Shelf Prospectus, including documents incorporated therein by reference, at the time the Reviewing Authority issued an MRRS Decision Document with respect thereto in accordance with the rules and procedures established under all applicable securities laws in each of the Qualifying Provinces and the respective regulations and rules under such laws together with applicable published policy statements and instruments of the securities regulatory authorities in the Qualifying Provinces ("Canadian Securities Laws"), National Instrument 44-101: Short Form Prospectus Distributions and National Instrument 44-102:
Shelf Distributions (together, the "Shelf Procedures"). The term "Canadian Preliminary Prospectus" means the prospectus supplement (the "Canadian Preliminary Prospectus Supplement") relating to the Offering, which excluded certain pricing information, filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures on April 6, 2006, together with the Canadian Base Prospectus, including all documents incorporated therein by reference. The term "Canadian Prospectus" means the prospectus supplement (the "Canadian Prospectus Supplement") relating to the Offering, which includes the pricing information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Qualifying Authorities in accordance with the Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference.

     (b) The Reviewing Authority has issued an MRRS Decision Document dated February 11, 2005 with respect to the Canadian Base Prospectus, and no order suspending the distribution of any of the securities of the Company has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the best of the Company's knowledge, threatened by the Reviewing Authority, and any request on the part of the Reviewing Authority for additional information has been complied with.

     (c) Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference in the Canadian Prospectus complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws and the Shelf Procedures and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (d) Since the time that the Reviewing Authority issued an MRRS Decision Document on behalf of the Canadian Qualifying Authorities for the Canadian Base Prospectus, no document with respect to the Canadian Base Prospectus or the Registration Statement (as defined below), any amendment thereto or any document incorporated by reference therein, has been filed or transmitted for filing with the Canadian Qualifying Authorities or the Commission (as defined below) by or on behalf of the Company, except for the Canadian Prospectus Supplement in the form previously delivered to the Underwriters and any other document, of which copies have been provided to the Underwriters;

     (e) As of the date of the execution of this Agreement and as of the Closing Date (as defined below) the information and statements contained in the Canadian Prospectus constitute, and will constitute, full, true and plain disclosure of all material facts relating to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Canadian Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

     (f) The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations of the Commission (the "Rules and Regulations") on Form F-10 (Registration No. 333-122152) on January 19, 2005 and Amendment No. 1 thereto on February 10, 2005, providing for the registration of up to US$150,000,000 of the Company's common shares, debt securities, warrants and subscription receipts. Such registration statement, as amended, which includes the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Rules and Regulations), each in the form previously delivered to you, including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, became effective pursuant to Rule 467(a) under the Securities Act. Such registration statement, as, amended, including any exhibits and all documents incorporated therein by reference, as of the time it became effective, is referred to herein as the "Registration Statement". In connection with the filing of the Registration Statement, the Company has filed with the Commission as of January 19, 2005 an appointment of agent for service of process upon the Company on Form F-X under the Securities Act. The prospectus included in the Registration Statement at the time it became effective is referred to herein as the "U.S. Base Prospectus", and the U.S. Base Prospectus together with the prospectus supplement relating to the Shares, in the form first filed with the Commission pursuant to General Instruction II.L. of Form F-10 (the "U.S. Prospectus Supplement") is referred to herein as the "U.S. Prospectus". Any preliminary prospectus supplement filed with the Commission pursuant to General Instruction II.L. of Form F-10 together with the U.S. Base Prospectus is hereafter referred to as a "U.S. Preliminary Prospectus"; and the U.S. Preliminary Prospectus relating to the Shares, as amended or supplemented immediately prior to the Applicable Time (as defined below), is hereafter referred to as the "Pricing Prospectus". Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities
Act) relating to the Shares is hereafter referred to as an "Issuer Free Writing Prospectus"; and the Pricing Prospectus, as supplemented by the information listed in Annex IV hereto, taken together, are hereafter referred to collectively as the "Pricing Disclosure Package". Any reference herein to any U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Form F-10 that were filed with the Reviewing Authority or the Commission on or before the date of such U.S. Preliminary Prospectus or U.S. Prospectus, as the case may be; and any reference herein to any "amendment" or "supplement" to any U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the Commission after the date of such U.S. Preliminary Prospectus or U.S. Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such document so filed.

          The Company was not an "ineligible issuer" (as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the Offering contemplated hereby.

          All references in this Agreement to the Registration Statement, any U.S. Preliminary Prospectus, Issuer Free Writing Prospectus or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System.

     (g) The Registration Statement complies and the U.S. Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Prospectus will comply in all material respects with the applicable provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Rules and Regulations, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the U.S. Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the U.S. Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

     (h) No order preventing or suspending the use of any U.S. Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each U.S. Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Preliminary Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

     (i) For purposes of this Agreement, the "Applicable Time" is 5:00 p.m. (Eastern) on the date of this Agreement. The Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any (each as defined below), will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectus or the U.S. Prospectus, and each Issuer Free Writing Prospectus not listed in Annex IV hereto, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation and warranty is made in this
Section 1(i) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein. The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

     (j) Deloitte & Touche LLP, who have audited the financial statements of the Company and its subsidiaries that are included or incorporated by reference in the Canadian Prospectus, the Registration Statement, the Pricing Prospectus or the U.S. Prospectus and whose reports appear or are incorporated by reference in the Canadian Prospectus, the Registration Statement, the Pricing Prospectus or the U.S. Prospectus are independent with respect to the Company as required by Canadian Securities Laws and are independent as required by the Securities Act, the Exchange Act and the Rules and Regulations.

     (k) PricewaterhouseCoopers LLP, who have audited the financial statements of Corner Bay Silver Inc. and its subsidiaries ("Corner Bay Silver") that are included or incorporated by reference in the Canadian Prospectus, the Registration Statement, the Pricing Prospectus or the U.S. Prospectus and whose reports appear or are incorporated by reference in the Canadian Prospectus, the Registration Statement, the Pricing Prospectus or the U.S. Prospectus were independent with respect to Corner Bay Silver as required by Canadian Securities Laws and were independent as required by the Securities Act, the Exchange Act and the Rules and Regulations.

     (l) Subsequent to the respective dates as of which information is given in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, except as disclosed in the Canadian Preliminary Prospectus and the Pricing Prospectus, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company or any of its subsidiaries listed in Exhibit A hereto (each, a "Subsidiary" and, collectively, the "Subsidiaries"), (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity or properties of the Company and the Subsidiaries, individually or taken as a whole (a "Material Adverse Change"). Since the date of the latest balance sheet included, or incorporated by reference, in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, individually or taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Canadian Preliminary Prospectus and the Pricing Prospectus.

     (m) The Company has an authorized capitalization as set forth in the Canadian Preliminary Prospectus and the Pricing Prospectus, and all of the issued and outstanding share capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Company or any subsidiary any common shares of the Company or other security of the Company or any security convertible into, or exercisable or exchangeable for, common shares of the Company or any other such security (any "Relevant Security"), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement. All of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Canadian Preliminary Prospectus and the Pricing Prospectus) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any "Lien").

     (n) The Company has full power and authority (corporate or otherwise) to issue the Shares and to perform its obligations hereunder. The Shares to be delivered on the Closing Date and the Additional Closing Date, if any (as defined below), have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Relevant Security from the Company. The common shares of the Company and the Shares conform to the descriptions thereof contained in the Canadian Preliminary Prospectus, the Registration Statement, the Pricing Prospectus and the U.S. Prospectus. Except as disclosed in the Canadian Preliminary Prospectus and the Pricing Prospectus, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. Except as disclosed in the Canadian Preliminary Prospectus and the Pricing Prospectus, no holder of any Relevant Security has any rights to require registration under the Securities Act of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

     (o) The Subsidiaries are the only "significant subsidiaries" of the Company (within the meaning of Rule 1-02 of Regulation S-X under the Securities Act). Each of the Company and each Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing as to its corporate existence, where such concept is recognized, under the laws of its jurisdiction of organization. The Company and each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually and in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; or (ii) the ability of the Company to consummate the Offering or any other transaction contemplated by this Agreement or the Canadian Preliminary Prospectus and the Pricing Prospectus (a "Material Adverse Effect").

     (p) Each of the Company and each Subsidiary has all requisite power and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, United States or other (collectively, the "Consents"), to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, and each such Consent is valid and in full force and effect, except with respect to the ownership of surface rights at the Morococha mine, which are as described in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, and except in each case as could not reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent, except in each case as could not reasonably be expected to have a Material Adverse Effect..

     (q) This Agreement has been duly and validly authorized, executed and delivered by the Company.

     (r) The issue and sale of the Shares, the compliance by the Company with this Agreement and the consummation of the transactions herein contemplated do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or other, except (in the case of clauses (i) and (iii) above) as could not reasonably be expected to have a Material Adverse Effect.

     (s) No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, Canadian, United States or other, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, except the registration under the Securities Act of the Shares, acceptance of notice of the Offering by the Toronto Stock Exchange and any consents as may be required under state or foreign securities or blue sky laws, each of which has been obtained and is in full force and effect.

     (t) Except as disclosed in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, Canadian, United States or other, pending to which the Company or any Subsidiary is a party or of which any property, operations or assets of the Company or any Subsidiary is the subject which, individually or in the aggregate, if determined adversely to the Company or any Subsidiary, could reasonably be expected to have a Material Adverse Effect; to the Company's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company or any Subsidiary could not reasonably be expected to have a Material Adverse Effect.

     (u) The financial statements and pro forma data, including the notes thereto, included or incorporated by reference in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated subsidiaries and the other entities for which financial statements are included or incorporated by reference in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus; except as otherwise stated in the Registration Statement and the Pricing Prospectus, said financial statements have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved; the audited financial statements of the Company have been reconciled to United States generally accepted accounting principles in accordance with Item 18 of Form 20-F under the Exchange Act; and the audited financial statements of Corner Bay Silver have been reconciled to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F under the Exchange Act. No other financial statements or supporting schedules are required to be included in the Canadian Preliminary Prospectus, the Registration Statement or the Pricing Prospectus by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus and the books and records of the Company.

     (v) The pro forma financial statements included in the Registration Statement and the Pricing Prospectus have been properly compiled and prepared in accordance with the applicable requirements of the Canadian Securities Laws and include all adjustments necessary to present fairly in accordance with Canadian generally accepted accounting principles the pro forma financial position of the respective entity or entities presented therein at the respective dates indicated and their cash flows and the results of operations for the respective periods specified.

     (w) The statistical, industry-related and market-related data included in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

     (x) The common shares of the Company have been registered pursuant to
Section 12(g) of the Exchange Act. The common shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and are quoted on the Nasdaq National Market System ("Nasdaq"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the common shares of the Company under the Exchange Act or de-listing the common shares of the Company from the TSX or Nasdaq, nor has the Company received any notification that the Commission, the TSX or Nasdaq is contemplating terminating such registration or listing.

     (y) The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that
(i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets,
(iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (z) Since the date of the latest audited financial statements included or incorporated by reference in the Canadian Preliminary Prospectus and the Pricing Prospectus, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     (aa) The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company's principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.

     (bb) There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

     (cc) Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

     (dd) Neither the Company nor, to the Company's knowledge, any of its affiliates (within the meaning of Rule 144 under the Securities Act) has, prior to the date hereof, made any offer or sale of any securities which could be "integrated" (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.

     (ee) The statements set forth in the Canadian Preliminary Prospectus, the Pricing Prospectus and the U.S. Prospectus under the caption "Description of Share Capital", insofar as it purports to constitute a summary of the terms of the common shares of the Company, and under the captions "Taxation" and "Underwriting," insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

     (ff) The Company is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the Commission, and the conditions for use of Form F-10 to register the Shares under the Securities Act have been satisfied. The documents incorporated or deemed to be incorporated by reference in the Pricing Prospectus and the U.S. Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Rules and Regulations and, when read together with the other information in the Pricing Prospectus or the U.S. Prospectus, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (gg) The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, and after giving effect to application of the net proceeds of the Offering as described in the Pricing Prospectus, will not be, required to register as an "investment company" under the Investment Company Act of 1940, as amended, and is not and will not be an entity "controlled" by an "investment company" within the meaning of such act.

     (hh) Except as disclosed in the Canadian Preliminary Prospectus and the Pricing Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement or, to the Company's knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by the National Association of Securities Dealers ("NASD").

     (ii) Except as disclosed in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, (i) the Company and each Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Canadian Preliminary Prospectus and the Pricing Prospectus;
(ii) the Company and the Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Canadian Preliminary Prospectus and the Pricing Prospectus or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease or sublease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries; and (iii) neither the Company nor any Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Subsidiary, except as could not have a Material Adverse Effect.

     (jj) The Company and the Subsidiaries maintain insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company reasonably believes that it will be able to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

     (kk) Each of the Company and each Subsidiary has accurately prepared and timely filed all U.S., Canadian and other tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), except where such failure to do so would not have a Material Adverse Effect. No deficiency assessment with respect to a proposed adjustment of the Company's or any Subsidiary's Canadian federal and provincial, U.S. federal and state, local or other taxes is pending or, to the best of the Company's knowledge, threatened. The accruals and reserves on the books and records of the Company and the Subsidiaries in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited financial statements, the Company and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of its business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Company or any Subsidiary.

     (ll) No labor disturbance by the employees of the Company or any Subsidiary exists or, to the best of the Company's knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

     (mm) There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials ("Hazardous Substances") by, due to, on behalf of, or caused by the Company or any Subsidiary (or, to the Company's knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any property now or previously owned, operated, used or leased by the Company or any Subsidiary, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment ("Environmental Law"), except for violations and liabilities which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Company or any Subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary. No property of the Company or any Subsidiary is subject to any Lien under any Environmental Law. Except as disclosed in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect .

     (nn) None of the Company, any Subsidiary or, to the Company's knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States of any jurisdiction thereof. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

     (oo) Neither the Company nor any Subsidiary (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, United States or other, except (in the case clauses (ii) and (iii) above) for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

     (pp) The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus. The Company has not (i) distributed any offering material in connection with the Offering other than any Preliminary Prospectus, the Pricing Prospectus, the Canadian Preliminary Prospectus, the U.S. Prospectus, and any Issuer Free Writing Prospectus set forth on Annex IV hereto, or (ii) filed, referred to, approved, used or authorized the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Managers.

          Any certificate signed by or on behalf of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

          2. Purchase, Sale and Delivery of the Shares.

     (a) On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at a purchase price per share of $23.88, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof. As compensation for the services rendered to the Company by the Underwriters in respect of the Offering, the Company will pay to the Underwriters a commission of $1.1343 per share sold to the Underwriters under this Agreement, payable on the Closing Date (as defined below), which may be netted against payment from the Underwriters to the Company for the Firm Shares.

     (b) Payment of the purchase price for, and delivery of certificates representing, the Firm Shares shall be made at the office of Borden Ladner Gervais LLP or at such other place as shall be agreed upon by the Lead Managers and the Company, at 5:45 A.M., Vancouver time, on April 18, 2006, or such other time and date as the Lead Managers and the Company may agree upon in writing (such time and date of payment and delivery being herein called the "Closing Date"). Payment of the purchase price for the Firm Shares shall be made by wire transfer in same day funds to or as directed in writing by the Company upon delivery of certificates for the Firm Shares to the Representatives through the facilities of The Depository Trust Company the respective accounts of the several Underwriters. Certificates for the Firm Shares shall be registered in such name or names and shall be in such denominations as the Lead Managers may request. The Company will permit the Lead Managers to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

     (c) In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters, acting severally and not jointly, the option to purchase up to 531,407 Additional Shares at the same purchase price per share to be paid by the Underwriters for the Firm Shares and at the same commission per share to be received by the Underwriters as set forth in Section 2(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares by the Underwriters. This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the date of the Canadian Prospectus and the U.S. Prospectus, by written notice from the Lead Managers to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Lead Managers, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the "Additional Closing Date"); provided, however, that no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised. Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in
Schedule I hereto (or such number increased as set forth in Section 10 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchase hereunder, subject, however, to such adjustments to eliminate fractional shares as the Lead Managers in their sole discretion shall make.

     (d) Payment of the purchase price for, and delivery of certificates representing, the Additional Shares shall be made at the office of Borden Ladner Gervais LLP, or at such other place as shall be agreed upon by the Lead Managers and the Company, at 5:45 A.M., Vancouver time, on the Additional Closing Date, or such other time as shall be agreed upon by the Lead Managers and the Company. Payment of the purchase price for the Additional Shares shall be made by wire transfer in same day funds to or as directed in writing by the Company upon delivery of certificates for the Additional Shares to the Representatives through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters. Certificates for the Additional Shares shall be registered in such name or names and shall be in such denominations as the Lead Managers may request. The Company will permit the Lead Managers to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

     (e) The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares and commission with respect to the Shares) were negotiated at arm's length between sophisticated parties represented by counsel; (ii) no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created as a result of any of the transactions contemplated by this Agreement or the process leading to such transactions, irrespective of whether any Underwriter has advised or is advising any such party on other matters, (iii) the Underwriters' obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iv) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

          3. Offering. Upon authorization of the release of the Firm Shares by the Lead Managers, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectus.

          4. Covenants of the Company. In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

     (a) The Company shall prepare the Canadian Prospectus and the U.S. Prospectus in a form approved by you and file such Canadian Prospectus with the Canadian Qualifying Authorities promptly thereafter in accordance with Canadian Securities Laws and the Shelf Procedures and such U.S. Prospectus pursuant to, and within the time period specified in, General Instruction II.L. of Form F-10; prior to the last date on which an Additional Closing Date, if any, may occur, the Company shall file no further amendment to the Registration Statement or amendment or supplement to the U.S. Prospectus to which you shall object in writing after being furnished in advance a copy thereof and given a reasonable opportunity to review and comment thereon; the Company shall notify you promptly (and, if requested by Bear Stearns or Harris Nesbitt, confirm such notice in writing) (i) when the Registration Statement and any amendments thereto become effective, (ii) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (iii) of the Company's intention to file, or prepare any supplement or amendment to, the Canadian Prospectus, the Registration Statement, any Preliminary Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, (iv) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (v) of the issuance by the Canadian Qualifying Authorities or the Commission of any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Preliminary Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefore, (vi) of the receipt of any comments from the Canadian Qualifying Authorities or the Commission, and (vii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a stop order at any time, the Company will make every reasonable effort to prevent the issuance of any such stop order and, if issued, to obtain the lifting of such order as soon as possible.

     (b) If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify you promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Lead Managers) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

     (c) The Company will not, without the prior consent of the Lead Managers,
(i) make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Managers, or (ii) file, refer to, approve, use or authorize the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Prospectus or the U.S. Prospectus as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Managers promptly and, if requested by the Lead Managers, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Lead Managers) that will correct such statement, omission or conflict or effect such compliance.

     (d) The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus; and the Company has caused there to be made available at least one version of a "bona fide electronic road show" (as defined in Rule 433 under the Securities Act) in a manner that causes the Company not to be required, pursuant to Rule 433(d) under the Securities Act, to file with the Commission any road show.

     (e) The Company will promptly deliver to each of the Underwriters a conformed copy of the Canadian Preliminary Prospectus, including all documents incorporated by reference therein, signed and certified as required by Canadian Securities Laws in the Qualifying Provinces, a copy of any other document required to be filed by the Company in compliance with Canadian Securities Laws in connection with the Offering, a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company will promptly deliver to each of the Underwriters such number of copies of any Canadian Preliminary Prospectus, Canadian Prospectus, Preliminary Prospectus, the U.S. Prospectus, the Registration Statement, all amendments of and supplements to such documents, if any, and all documents incorporated by reference in the Registration Statement and U.S. Prospectus or any amendment thereof or supplement thereto, as you may reasonably request. Prior to 9:00 A.M., New York time, on the second business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Canadian Prospectus and the U.S. Prospectus in Vancouver, Toronto and New York City in such quantities as you may reasonably request.

     (f) Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Lead Managers, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, Canadian, United States or other, as the Lead Managers may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify in such jurisdiction or to execute a general consent to service of process.

     (g) The Company will make generally available to its security holders as soon as practicable, an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

     (h) During the period of (i) 90 days in the case of the Company and the Company's Chairman and President and Chief Executive Officer, and (ii) 45 days in the case of the Company's other directors and senior officers, in each case from the date of the Canadian Prospectus and the U.S. Prospectus (the "Lock-Up Period"), without the prior written consent of the Lead Managers, the Company
(i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any public announcement of any of the foregoing, (ii) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking in substantially the form of Annex III hereto of each of its officers and directors listed on Schedule II attached hereto, not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Shares as contemplated by this Agreement and (i) the Company's issuance of its common shares upon the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (ii) the exercise of currently outstanding options; (iii) the Company's issuance of its common shares upon the exercise of currently outstanding warrants; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, stock option plans in effect on the date hereof, each as described in the Canadian Preliminary Prospectus, the Registration Statement and the Pricing Prospectus, and (v) the sale of shares issued upon the exercise of options or pursuant to stock option plans in effect on the date hereof. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

          Notwithstanding the foregoing, if (1) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Bear Stearns waives, in writing, such extension. The Company will provide the Lead Managers and any co-managers, each senior officer and director of the Company listed on Schedule II attached hereto with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

     (i) During the period of three years from the effective date of the Registration Statement, the Company will furnish to you copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to you (i) as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Reviewing Authority, the Commission, the TSX, or any securities exchange on which any class of securities of the Company is listed; and (ii) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial information to be on a consolidated basis to the extent the accounts of the Company and the Subsidiaries are consolidated in reports furnished to its security holders generally or to the Reviewing Authority or the Commission); provided, however, that any information required to be delivered pursuant to this Representation which is made available on the Security and Exchange Commission's electronic website need not be delivered.

     (j) The Company will use its commercially reasonable efforts to effect and maintain the listing of the Shares on the TSX and Nasdaq.

     (k) The Company will apply the net proceeds from the sale of the Shares as set forth under the caption "Use of Proceeds" in the Pricing Prospectus.

     (l) The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

     (m) Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company if such Underwriter's use of or reference to such "free writing prospectus" would require the Company to file with the Commission any "issuer information" (as defined in Rule 433 under the Securities Act).

          5. Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Registration Statement and the U.S. Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Canadian Preliminary Prospectus, any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus, the Canadian Prospectus, the U.S. Prospectus, the Pricing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the Offering; (iii) the cost of producing this Agreement and any agreement among Underwriters, blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Shares for offering and sale under Canadian provincial, United States state or other securities or blue sky laws as provided in
Section 4(f) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with any blue sky survey; (v) all fees and expenses in connection with listing the Shares on the TSX and Nasdaq; (vi) all travel expenses of the Company's officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Shares; and (vii) any transfer taxes incurred in connection with this Agreement or the Offering. The Company also will pay or cause to be paid: (x) the cost of preparing certificates representing the Shares; (y) the cost and charges of any transfer agent or registrar for the Shares; and (z) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5. It is understood, however, that except as provided in Sections 7, 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel and transfer taxes on resale of any of the Shares by them.

          6. Conditions of Underwriters' Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 6, "Closing Date" shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

     (a) The Canadian Prospectus Supplement shall have been filed with the Reviewing Authority under the Shelf Procedures; the U.S. Prospectus Supplement shall have been filed with the Commission in a timely fashion in accordance with Section 4(a) hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Shares under the Canadian Prospectus as amended or supplemented shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of any U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus or the U.S. Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to your reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.

     (b) At the time of filing each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, a legal opinion (the "French Language Prospectus Opinion") of the Company's counsel addressed to the Underwriters and their legal counsel shall have been delivered to the Underwriters and dated as of the respective filing date, such opinion to be in form and content acceptable to the Underwriters, acting reasonably, to the effect that the French language versions of each of the prospectuses, together with each document incorporated for reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is in all material respects a complete and proper translation of the English version thereof;

     (c) At the time of filing each of the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement, an opinion (the "French Language Auditors' Opinion") of the Corporation's auditors addressed to the Underwriters and their legal counsel shall have been delivered to the Underwriters and dated as of the respective filing date, such opinion to be in form and content acceptable to the Underwriters, acting reasonably, to the effect that the financial statements and other financial data contained or incorporated by reference in the French language versions of each of the prospectuses, is in all material respects a complete and proper translation of the English version thereof

     (d) At the Closing Date you shall have received the written opinion of Borden Ladner Gervais LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to you, to the effect set forth in Annex I hereto.

     (e) At the Closing Date you shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to you, to the effect set forth in Annex II hereto.

     (f) At the Closing Date, you shall have received the written opinion of Peruvian counsel to the Company, Mexican counsel to the Company and Argentinian counsel to Company, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to you, as to ownership by the Company and its Subsidiaries of mineral properties in those jurisdictions, and with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriters.

     (g) At the Closing Date, you shall have received the written opinion of local counsel in the jurisdictions of incorporation of the Company's Subsidiaries, dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to you, as to ownership of these Subsidiaries and such other matters as may reasonably be requested by the Underwriters.

     (h) At the Closing Date, you shall have received the written opinion of Shearman & Sterling LLP, the Underwriters' United States counsel, and Blake, Cassels & Graydon LLP, the Underwriters' Canadian counsel, (together, "Underwriters' Counsel"), dated the Closing Date and addressed to the Underwriters, in form and substance satisfactory to you, with respect to the issuance and sale of the Shares, the Canadian Prospectus, the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and such other matters as you may require, and the Company shall have furnished to Underwriters' Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

     (i) At the Closing Date you shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to you, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, as to the matters set forth in subsections (a) and (k) of this Section 6.

     (j) At the time this Agreement is executed and at the Closing Date, you shall have received (i) comfort letters, from Deloitte & Touche LLP, independent chartered accountants for the Company, dated, respectively, as of the date of this Agreement and as of the Closing Date, and addressed to the Underwriters and the Canadian Affiliates of the Underwriters, and in form and substance satisfactory to the Underwriters and Underwriters' Counsel; and (ii) comfort letters from PricewaterhouseCoopers LLP, independent chartered accountants for Corner Bay Silver, dated, respectively, as of the date of this Agreement and as of the Closing Date, and addressed to the Underwriters and the Canadian Affiliates of the Underwriters and in form and substance satisfactory to the Underwriters and Underwriters' Counsel.

     (k) (i) Neither the Company nor any Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectus (exclusive of any supplement thereto); and
(ii) subsequent to the dates as of which information is given in the Canadian Prospectus (exclusive of any amendment or supplement thereto subsequent to the date hereof), the Registration Statement (exclusive of any amendment thereto subsequent to the date hereof) and the Pricing Prospectus (exclusive of any supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders' equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Lead Managers, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Canadian Prospectus (exclusive of any amendment or supplement thereto subsequent to the date hereof) and the Pricing Prospectus (exclusive of any such supplement).

     (l) You shall have received a duly executed lock-up agreement from each person who is a director or officer of the Company listed on Schedule II hereto, in each case substantially in the form attached hereto as Annex III.

     (m) At the Closing Date, the Shares shall have been approved for listing on the TSX.

     (n) At the Closing Date, the NASD shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

     (o) The Company shall have furnished the Underwriters and Underwriters' Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

          If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to you or to Underwriters' Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Lead Managers and to Underwriters' Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Managers at, or at any time prior to, the Closing Date and the obligations of the Underwriters to purchase the Additional Shares may be cancelled by the Lead Managers at, or at any time prior to, the Additional Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

          7. Indemnification.

     (a) The Company shall indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Canadian Prospectus, as originally filed or any amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the U.S. Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering ("Marketing Materials"), or (ii) the omission or alleged omission to state in the Canadian Prospectus, as originally filed or any amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus or the U.S. Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Managers expressly for use therein. The parties agree that such information provided by or on behalf of any Underwriter through Bear Stearns consists solely of the material referred to in Section 16 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

     (b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the directors of the Company, each of the officers and directors of the Company who shall have signed the Canadian Prospectus and the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Canadian Prospectus, as originally filed or any amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or any related Preliminary Prospectus or the U.S. Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Managers specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting discount applicable to the Shares to be purchased by such Underwriter hereunder. The parties agree that such information provided by or on behalf of any Underwriter through the Lead Managers consists solely of the material referred to in Section 16 hereof.

     (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial right and defences). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.

          8. Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or
Section 20 of the Exchange Act, officers of the Company who signed the Registration Statement and directors of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriters from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriters in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriters shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 8, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of
Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer and director of the Company who shall have signed the Canadian Prospectus and the Registration Statement and each director of the Company shall have the same rights to contribution as the Company subject in each case to clauses (i) and (ii) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise. The obligations of the Underwriters to contribute pursuant to this
Section 8 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

          9. Underwriter Default.

     (a) If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the "Default Shares") do not (after giving effect to arrangements, if any, made by the Lead Managers pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase from the Company that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in
Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as the Lead Managers in their sole discretion shall make.

     (b) In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Lead Managers may in their discretion arrange for themselves or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein. In the event that within five calendar days after such a default the Lead Managers do not arrange for the purchase of the Default Shares as provided in this Section 9, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 5, 7, 8, 10 and 11(d)) or the Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

     (c) In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Managers or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectus which, in the opinion of Underwriters' Counsel, may thereby be made necessary or advisable. The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 9 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

          10. Survival of Representations and Agreements. All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters. The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8, 10 and 11 hereof shall survive any termination of this Agreement, including termination pursuant to Section 9 or 11 hereof.

          11. Effective Date of Agreement; Termination.

     (a) This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

     (b) The Lead Managers shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Lead Managers will in the immediate future materially disrupt, the market for the Company's securities or securities in general; or (ii) trading on the New York Stock Exchange (the "NYSE"), Nasdaq or on the TSX shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the NYSE, Nasdaq or on the TSX or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company's corporate credit rating or the rating accorded the Company's debt securities by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities; or v (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Lead Managers, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectus.

     (c) Any notice of termination pursuant to this Section 11 shall be in writing.

     (d) If this Agreement shall be terminated pursuant to any of the provisions hereof (other than pursuant to Section 9(b) hereof), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Lead Managers, reimburse the Underwriters for all out-of-pocket expenses (including the reasonable fees and expenses of their counsel), incurred by the Underwriters in connection herewith.

          12. Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

     (a) if sent to any Underwriter, shall be mailed, delivered, or faxed and confirmed in writing, to such Underwriter c/o Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Stephen Parish, Senior Managing Director, Equity Transactions Group, with a copy to Shearman & Sterling LLP at Commerce Court West, 199 Bay Street, Suite 4405, Toronto, ON M5L 1E8, Attention: Christopher J. Cummings, and to Blake, Cassels & Graydon LLP, 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC V7X 1L3, Attention: Peter J. O'Callaghan;

     (b) if sent to the Company, shall be mailed, delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement;

provided, however, that any notice to an Underwriter pursuant to Section 7 shall be delivered or sent by mail or facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to Bear Stearns, which address will be supplied to any other party hereto by Bear Stearns upon request. Any such notices and other communications shall take effect at the time of receipt thereof.

          13. Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

          14. Governing Law and Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York (each a "New York Court") for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the U.S. Prospectus (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. The Company hereby irrevocably designates CT Corporation System Inc., 111 Eighth Avenue, New York, New York 10011, as agent upon whom process against the Company may be served. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS RESPECTIVE EQUITY HOLDERS AND CREDITORS) HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

          15. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to any Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

          16. The parties acknowledge and agree that, for purposes of Sections 1(e), 1(g), 1(h), and 7 hereof, the information provided by or on behalf of any Underwriter consists solely of the material included in the table following paragraph one, the first sentence of paragraph five, and in paragraphs 11, 12, 13 and 15, in each case under the caption "Underwriting" in the Prospectus.

          17. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

          18. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

          19. Time is of the Essence. Time shall be of the essence of this Agreement. As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

          20. Language. The parties hereto hereby specifically request that this Agreement and all documents related hereto be drawn up and signed in the English language only. Les parties aux presentes exigent que cette convention ainsi que tous les documents y afferents soient rediges et signes en langue anglaise seulement.

                            [signature page follows]

     If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

                                Very truly yours,

                                PAN AMERICAN SILVER CORP.


                                By:   /s/ Robert Pirooz
                                      ----------------------
                                      Name:  Robert Pirooz
                                      Title: Secretary


Accepted as of the date first above written

BEAR, STEARNS & CO. INC.


By:  /s/ Steve Park
     ------------------
     Name:  Steve Park
     Title: Vice President


HARRIS NESBITT CORP.



By:  /s/ William S. Schreier
     ---------------------------
     Name:  William S. Schreier
     Title: Managing Director

On behalf of themselves and the other
Underwriters named in Schedule I hereto.

                                  SCHEDULE I




                                                                                 Number of Additional
                                                     Total Number of Firm        Shares to be Purchased if
Underwriter                                          Shares to be Purchased      Option is Fully Exercised
-----------                                          ----------------------      ------------------------
Bear, Stearns & Co. Inc. ........................         2,012,500                    185,993
Harris Nesbitt Corp. ............................         2,012,500                    185,993
CIBC World Markets Inc. .........................           862,500                     79,711
Merrill Lynch, Pierce, Fenner & Smith                       575,000                     53,140
                    Incorporated ................
Canaccord Capital Corporation (USA), Inc. .......           143,750                     13,285
NBF Securities (USA) Corp. ......................           143,750                     13,285
                                                            -------                     ------
         Total.....................................       5,750,000                    531,407
                                                   ================            ===============


                                   SCHEDULE II


Ross J. Beaty

Geoff A. Burns

William A. Fleckenstein

Michael Larson

Michael J.J. Maloney

Paul B. Sweeney

John H. Wright

John Willson

A. Robert Doyle

Robert P. Pirooz

Steven Busby

Andrew Pooler

Michael Steinmann

Wayne Vincent

                                    EXHIBIT A

                                  Subsidiaries
                                  ------------


Name                                           Jurisdiction   Ownership (%)
----                                           ------------   -------------

Pan American Silver S.A.C. Mina Quiruvilca     Peru           100% (Voting)
                                                              99.7% (Non-voting)
Pan American Silver Peru S.A.C.                Peru           100%
Pan American Silver (Barbados) Corp.           Barbados       100%
Compania Minera Argentum                       Peru           87%
Plata Panamericana S.A. de C.V.                Mexico         100%
Corner Bay Silver Inc.                         Canada         100%
Pan MacKenzie Resources Inc.                   U.S.           100%
Minera Corner Bay S.A. de C.V.                 Mexico         100%
Compania Minera Alto Valle S.A.                Argentina      100%
Minera Triton Argentina S.A.                   Argentina      100%
Pan American Silver (Bolivia) S.A.             Bolivia        55%

                                    ANNEX I

                 Form of Opinion of Borden Ladner Gervais LLP
                 --------------------------------------------

          1. The Company is a corporation existing under the Business Corporations Act (British Columbia) and is in good standing with respect to the filing of returns at the office of the Registrar of Companies for British Columbia.

          2. Corner Bay Silver Inc. is a corporation existing under the Canada Business Corporations Act and is:

          (i) in good standing with the office of the Director appointed under the Canada Business Corporations Act with respect to filing annual returns;

          (ii) registered as an "extraprovincial company" under the Business Corporations Act (British Columbia) being the only registration of general application to corporations required to permit them to be qualified to carry on business in British Columbia; and

          (iii) is in good standing with respect to filing annual reports at the office of the Registrar of Companies for British Columbia;

          3. Based solely upon our review of the minute books of Corner Bay Silver Inc., the Company is the registered holder of all issued and outstanding shares of Corner Bay Silver Inc.

          4. Each of the Company and Corner Bay Silver Inc. has the corporate power and capacity to own or lease its assets and to carry on its business as described in the Canadian Prospectus and the U.S. Prospectus.

          5. The Company has the corporate power and capacity to execute, deliver and perform its obligations under the Underwriting Agreement.

          6. The Company is:

          (a) a "reporting issuer" under the Securities Act (British Columbia), not in default of filing financial statements required by the Securities Act (British Columbia) or the Securities Rules (British Columbia), and not in default of paying fees and charges prescribed by the Securities Regulation (British Columbia);

          (b) a "reporting issuer" in the Provinces of Alberta and Ontario and is not included on the list of defaulting issuers maintained by the Alberta Securities Commission or the Ontario Securities Commission;

          (c) a "reporting issuer" under the Securities Act (Quebec) and its standing is in compliance with the filing requirements of Chapter II, Division II and Chapter III of Title III of the Securities Act (Quebec);

          (d) a "reporting issuer" in the Province of Saskatchewan and is not noted by the Saskatchewan Financial Services Commission Securities Division (the "Saskatchewan Commission") as being in default of the requirements of The Securities Act, 1988 (Saskatchewan) or the regulations thereunder or the instruments, orders, published policy statements and notices of the Saskatchewan Commission;

          (e) a "reporting issuer" under subsection 118(1) of The Securities Act (Manitoba) and subject to the requirements of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and the company is not in default of its requirement to file financial statements pursuant to NI 51-102 along with any prescribed filing fee as set out in the regulations to The Securities Act (Manitoba) and there is no order in effect which directs trading to cease in any securities of the Company and no preceding of The Manitoba Securities Commission is scheduled to consider whether such an order should be issued; and

          (f) a "reporting issuer" in the Provinces of New Brunswick, Nova Scotia and Newfoundland and Labrador and is not noted by the New Brunswick Securities Commission (the "N.B. Commission"), the Nova Scotia Securities Commission (the "N.S. Commission") or the Newfoundland and Labrador Securities Commission (the "Newfoundland and Labrador Commission") as being in default of the requirements of the Securities Act (New Brunswick), the Securities Act (Nova Scotia) and the Securities Act (Newfoundland and Labrador) or the regulations thereunder or the instruments, orders, published policy statements and notices of the N.B. Commission, the N.S. Commission and the Newfoundland and Labrador Commission.

          7. The Company is authorized to issue 100,000,000 common shares without par value, of which [ ] common shares are issued and outstanding immediately prior to closing of the Offering.

          8. The Firm Shares have been duly authorized and allotted and validly issued as fully paid and non-assessable common shares in the capital of the Company.

          9. The Additional Shares have been duly authorized and allotted and, upon due exercise by the Underwriters of the option to purchase Additional Shares in accordance with the terms of the Underwriting Agreement and upon receipt by the Company of payment in full of the exercise price for such Additional Shares, such Additional Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

          10. All necessary corporate action has been taken by the Company to authorize the execution, delivery and filing of the Preliminary Base Short Prospectus, the Final Base Short Prospectus, the Canadian Preliminary Prospectus Supplement and the Canadian Prospectus Supplement under Canadian Securities Laws and, to the extent authorization of execution, delivery and filing is a matter governed by the laws of the Province of British Columbia, the filing of the U.S. Base Prospectus, the U.S. Preliminary Prospectus or the U.S. Prospectus Supplement with the Commission..

          11. The execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder have been duly authorized by the Company.

          12. The Underwriting Agreement has been, to the extent execution and delivery are matters governed by the laws of the province of British Columbia, duly executed and delivered by the Company.

          13. The execution and delivery of the Underwriting Agreement by the Company and the performance by the Company of its obligations thereunder will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or result in the creation or imposition of any mortgage, lien, charge or encumbrance upon any property or assets of the Company under:

          (a) any term or provision of the articles or notice of articles of the Company;

          (b) any resolution of the directors or shareholders of the Company;

          (c) to our knowledge, any material agreement or instrument to which the Company is bound;

          (d) any law of British Columbia, Alberta, Ontario or Quebec or the federal laws of Canada applicable therein; or

          (e) to our knowledge, any judgment, decree or order of any court, government agency, commission, body or regulatory authority having jurisdiction over the Company.

          14. A British Columbia or Canadian federal court of competent jurisdiction (a "Canadian Court") would give effect to the choice of law of the State of New York ("New York law") as the proper law governing the Underwriting Agreement, on appropriate evidence of such law being introduced, provided that:

          (a) the choice was bona fide and legal, that is, either there is a connection between New York and the transaction or the parties did not choose New York law to avoid the application of the law of another jurisdiction with which the transaction has the closest connection;

          (b) that choice was not contrary to British Columbia's public policy, that is to its essential public or moral interest ("British Columbia Public Policy"); and

          (c) the British Columbia legislature has not enacted legislation providing that the substantive law of British Columbia is to apply to the particular situation before the courts,

               and provided that the British Columbia court would apply British Columbia procedural law in any proceeding arising from the agreements, and we are not aware of any reasons under the laws of the Province of British Columbia and the federal laws of Canada applicable therein for avoiding the choice of New York law to govern the Underwriting Agreement.

          15. A Canadian Court would give effect to the appointment by the Company of CT Corporation System as its agent to receive service of process in the United States under the Underwriting Agreement.

          16. If the Underwriting Agreement is sought to be enforced in a Canadian Court, that court would retain discretion to decline to hear such action if it were not the most appropriate forum to hear such an action.

          17. The laws of the province of British Columbia would permit a common law action to be brought in the Supreme Court of British Columbia on a final, conclusive, subsisting, unsatisfied, in personam judgment of a New York Court for a sum certain, that is not impeachable as void or voidable under New York law, within six years of that judgment. In such an action the Court would not consider the merits of the New York proceeding. Provided that the judgment creditor proved on a balance of probabilities that:

          (a) the New York Court had jurisdiction under New York law to deal with the New York proceeding and to require the judgment debtor to appear before it;

          (b) either there was a real and substantial connection between the parties, the cause of action and New York or the judgment debtor had attorned to the jurisdiction of the New York Court (and submission of the Company to the jurisdiction of the New York Court in Section 14 of the Underwriting Agreement would be sufficient for that purpose); and

          (c) the New York Court granted the New York judgment in the judgment creditor's favour,

          the Court would grant judgment enforcing the New York judgment unless the judgment debtor proved on a balance of probabilities that:

          (a) the judgment creditor had committed a fraud on the New York Court leading to that court concluding it had jurisdiction under New York law when it did not;

          (b) there were new facts, which the judgment debtor could not previously have discovered exercising due diligence, suggesting the judgment creditor had obtained the New York judgment by fraud going to its merits;

          (c) the New York judgment was obtained by a breach of Canadian principles of natural justice with respect to the New York Court's procedure;

          (d) the New York judgment was contrary to British Columbia's public policy, that is, to its essential conception of morality and justice; or

          (e) there was a manifest error on the face of the New York judgment.

          The Court would apply British Columbia law with respect to the procedures for the enforcement of the judgment. The Court's judgment would be in Canadian dollars converted from the currency of the New York judgment at the rate of exchange applicable on the conversion date which would be in the discretion of the Court. If the New York judgment included an interest component, it would be included in the principal amount of the British Columbia judgment, with interest accruing on the total from the date of the British Columbia judgment at the British Columbia post-judgment interest rate, which is now 5.0%.

          18. The attributes of the Shares conform in all material respects with the description of the common shares in the Canadian Prospectus and the U.S. Prospectus.

          19. Subject to the qualifications set out therein, the statements of law in the Canadian Prospectus and the U.S. Prospectus under the heading "Eligibility for Investment" and "Certain Income Tax Considerations for Canadian Holders" are a fair and accurate summary of the law in all material respects;

          20. The form and terms of the certificates representing the Shares comply with the requirements of the Business Corporations Act (British Columbia), the Company's articles and notice of articles and the requirements of Appendix D of the TSX Company Manual and have been duly approved by the Company.

          21. Computershare Investor Services Inc., at its principal offices in the cities of Vancouver and Toronto, has been duly appointed as the registrar and transfer agent in respect of the common shares of the Company, including the Shares.

          22. The TSX has conditionally approved the listing of the Shares, subject to the Company fulfilling all of the requirements of the TSX as specified in the TSX Letter by July 4, 2006.

          23. All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company under the Canadian Securities Laws to qualify the distribution of the Firm Shares and the Additional Shares to the public in each of the Provinces of Canada by or through investment dealers or brokers duly and properly registered in the appropriate category under the applicable Canadian Securities Laws who have complied with the relevant provisions of such Canadian Securities Law and the terms of such registration.

          24. The distribution of the Firm Shares conforms, in all material respects, with all laws in the Province of Quebec relating to the use of the French language in connection therewith, other than those relating to oral communications as to which we express no opinion, provided the purchasers in Quebec receive a copy of the Canadian Prospectus and forms of order or confirmation in the French language only, and provided that the Canadian Prospectus in the English language and forms of order or confirmation in the English language may be delivered without delivery of the French language versions thereof to natural persons in Quebec who have expressly requested them in writing.

          25. No withholding tax, stamp duty, registration or documentary taxes or similar charges are imposed under the federal laws of Canada or the Province of British Columbia or will be payable in respect of the payment or crediting of payments to the Underwriters contemplated by the Underwriting Agreement by the Company to an Underwriter that is not, and is not deemed to be, a resident of Canada for the purposes of the Income Tax Act (Canada), provided that the Underwriter deals at arm's length with the Company (as such term is understood for purposes of the Income Tax Act (Canada)), and to the extent that such amounts are payable in respect of services rendered by the Underwriter outside of Canada that are performed in the ordinary course of business carried on by the Underwriter outside of Canada that includes the performance of such services for a fee.

          Such counsel shall also provide a separate letter confirming (i) no facts have come to such counsel's attention in the course of its review as counsel to the Company which lead such counsel to believe that (a) the General Disclosure Package, as of the Applicable Time and as of the date of the letter; or (b) the Prospectus, on the date thereof or the date of the letter, contained or contains an untrue statement of a material fact, or omitted or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made, and (ii) in such counsel's opinion the Prospectus as of its issue date appears on its face to be appropriately responsive in all material respects to the form requirements of the securities laws, rules and regulations of the Provinces of British Columbia, Alberta, Ontario and Quebec.

                                    ANNEX II

           Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
           -----------------------------------------------------------

         1. Pan MacKenzie Resources, Inc. (the "Delaware Subsidiary") is validly existing in good standing under the laws of the State of Delaware.

         2. All the 2000 issued and outstanding shares of common stock of the Delaware Subsidiary are owned of record by Corner Bay Minerals Inc.

         3. The Underwriting Agreement has been duly executed and delivered, to the extent such execution and delivery are governed by the laws of the State of New York, by the Company.

         4. No consent, approval, license, authorization or validation of, or filing, qualification or registration with any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company under Applicable Laws required to be made or obtained by the Company pursuant to Applicable Laws, other than any consent, approval, license, authorization, validation, filing, qualification or registration that may have become applicable as a result of the involvement of any party (other than the Company) in the transactions contemplated by the Underwriting Agreement or because of such parties' legal or regulatory status or because of any other facts specifically pertaining to such parties, which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required for, the execution or delivery of the Underwriting Agreement by the Company or the consummation by the Company of the transactions contemplated thereby. "Applicable Laws" means those laws, rules and regulations of the State of New York and the federal laws, rules and regulations of the United States of America, in each case that, in our experience, are normally applicable to transactions of the type contemplated by the Underwriting Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without such counsel having made any special investigation as to the applicability of any specific law, rule or regulation

         5. The Company is not required to seek an order permitting registration under the Investment Company Act of 1940, as amended.


               Such counsel shall also provide a separate tax opinion stating that such counsel is of the opinion that under current United States federal income tax law, although the discussion set forth in the Prospectus under the caption "United States Federal Income Tax Consequences" does not purport to summarize all possible United States federal income tax consequences of the purchase, ownership, and disposition of the Securities by U.S. Holders (as defined in the Prospectus), such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations that are anticipated to be material to U.S. Holders who purchase the Securities pursuant to the Prospectus.

               In addition, such counsel shall provide a separate letter which shall contain a statement that such counsel has participated in conferences with officers and representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants of the Company and representatives of the Underwriters and U.S. and Canadian counsel for the underwriters at which the contents of the Registration Statement, the Pricing Prospectus and the Prospectus and related matters were discussed and that on the basis of the foregoing, (i) the Registration Statement, at the date of the first use of the Prospectus Supplement, and the Base Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the General Rules and Regulations thereunder ("Rules and Regulations") (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to such counsels' attention that have caused such counsel to believe that the Registration Statement, at the date of the first use of the Prospectus Supplement, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the information derived from the reports of, or attributed to, persons named in the Preliminary Prospectus and the Prospectus under the heading "Interest of Experts"). In addition, on the basis of the foregoing, no facts have come to such counsel's attention that have caused such counsel to believe that the General Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that such counsel need not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the information derived from the reports of or attributed to persons named in the Preliminary Prospectus and the Prospectus under the heading "Interest of Experts"). Such counsel shall also state that Pursuant to Rule 467(a) under the Securities Act, the Registration Statement became effective upon the filing of Amendment No. 1 thereto with the Commission on February 10, 2005, and such counsel has have been orally advised by the Commission that (i) no stop order suspending the effectiveness of the Registration Statement has been issued and (ii) no proceedings for that purpose have been instituted or are pending or threatened by the Commission. In addition, according to the Commission's EDGAR database, the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement, and the filing of each of the Preliminary Prospectus and the Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L.

                                   ANNEX III

                           Form of Lock-Up Agreement
                           -------------------------

                                April __, 2006

Bear, Stearns & Co. Inc.
Harris Nesbitt Corp.
         As Representatives of the several
         Underwriters referred to below
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Equity Transactions Group

                   Pan American Silver Corp. Lock-Up Agreement
                   -------------------------------------------

Ladies and Gentlemen:

          This letter agreement (this "Agreement") relates to the proposed public offering (the "Offering") by Pan American Silver Corp., a British Columbia corporation (the "Company"), of its common shares, without par value (the "Shares").

          In order to induce you and the other underwriters for which you act as representatives (the "Underwriters") to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns") and Harris Nesbitt Corp. ("Harris Nesbitt"), during the period from the date hereof until [ninety (90)/ forty-five (45)] days from the date of the final prospectus for the Offering (the "Lock-Up Period"), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration. As used herein "Relevant Security" means the Shares, any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Shares or other such equity security. Notwithstanding the foregoing, the undersigned may sell Relevant Securities issued by the Company upon the exercise of options currently outstanding on the date hereof or pursuant to stock option plans in effect on the date hereof.

          Notwithstanding the preceding paragraph, if (1) during the last 17 days of the Lock-Up Period the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Bear Stearns and Harris Nesbitt waive, in writing, such extension. The undersigned acknowledges that the Company has agreed in the underwriting agreement for the Offering to provide notice to the undersigned of any event that would result in an extension of the Lock-Up Period pursuant to this paragraph, and the undersigned agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

          The undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities. The undersigned hereby further agrees that, without the prior written consent of Bear Stearns and Harris Nesbitt, during the Lock-up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

          The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

          This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

                           [Signature Page Follows]

                              Very truly yours,

                              By: _____________________________

                              Print Name: _______________________

                                   ANNEX IV
                                   --------

           Pricing Terms included in the Pricing Disclosure Package

Number of Firm Shares Offered:  5,750,000
Number of Additional Shares Offered:  531,407
Public Offering Price per Share:  $23.88
Underwriting Commissions per Share:  $1.1343
Date of Delivery of Firm Shares:  April 18, 2006

                                                                    DOCUMENT 2

                                 John H. Wright
                           c/o 1500 - 625 Howe Street
                             Vancouver, BC V6C 2T6



__________________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement to the short form base shelf prospectus of the Company to be dated April ____, 2006 (the "Prospectus Supplement"), I hereby consent to the use of my name in connection with references to my involvement in the preparation of a Technical Report dated August 29, 2003 with respect to the Company's La Colorada project in Mexico (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Company's Annual Information Form dated March 30, 2006 (the "AIF"), a document incorporated by reference in the Prospectus Supplement, including the section of the AIF entitled "La Colorada Mine".

I have read the Prospectus Supplement and the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.


Yours truly,

/s/ John H. Wright

John H. Wright, P. Eng.

                                 Norman Pitcher
                           c/o 1500 - 625 Howe Street
                             Vancouver, BC V6C 2T6


____________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement short form base shelf prospectus of the Company to be dated April ___, 2006 (the "Prospectus Supplement"), I hereby consent to the use of my name in connection with references to my involvement in the preparation of a Technical Report dated August 29, 2003 with respect to the Company's La Colorada project in Mexico (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Company's Annual Information Form dated March 30, 2006 (the "AIF"), a document incorporated by reference in the Prospectus Supplement, including the section of the AIF entitled "La Colorada Mine".

I have read the Prospectus Supplement and the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.


Yours truly,

/s/ Norman Pitcher

Norman Pitcher, P. Geol.

                            RESOURCE EVALUATION INC.
                             2560 W La Cresta Road
                             Tucson, Arizona 85742
                                     U.S.A.


__________________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement to the short form base shelf prospectus of the Company to be dated April ____, 2006 (the "Prospectus Supplement"), we hereby consent to the use of our name in connection with references to our involvement in the preparation of a Technical Report dated February 2004 with respect to the Company's Morococha operations located in Peru (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Company's Annual Information Form dated March 30, 2006 (the "AIF"), a document incorporated by reference in the Prospectus Supplement, including under the section of the AIF entitled "Acquisition of the Morococha Property".

We have read the Prospectus Supplement and the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within our knowledge as a result of the services we have performed in connection with the Technical Report.


Yours truly,


RESOURCE EVALUATION INC.


Per:     /s/ Donald F. Earnest
         ----------------------
         Donald F. Earnest
         Authorized Signatory

                                Robert B. Barnes
                               1220 Fifth Street
                          Spearfish S.D., U.S.A. 57783


____________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement short form base shelf prospectus of the Company to be dated April ___, 2006 (the "Prospectus Supplement"), I hereby consent to the use of my name in connection with references to my involvement in the preparation of a Technical Report dated August 29, 2003 with respect to the Company's La Colorada project in Mexico (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Company's Annual Information Form dated March 30, 2006 (the "AIF"), a document incorporated by reference in the Prospectus Supplement, including the section of the AIF entitled "La Colorada Mine".

I have read the Prospectus Supplement and the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.


Yours truly,

/s/ Robert B. Barnes

Robert B. Barnes, P. Eng.

                               Martin G. Wafforn
                           c/o 1500 - 625 Howe Street
                             Vancouver, BC V6C 2T6


__________________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement to the short form base shelf prospectus of the Company to be dated April ____, 2006 (the "Prospectus Supplement"), I hereby consent to the use of my name in connection with references to my involvement in the preparation of a Technical Report dated March ____, 2006 with respect to the Company's Manantial Espejo project in Argentina (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Prospectus Supplement, including without limitation the section of the Prospectus Supplement entitled "Recent Developments".

I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.


Yours truly,

/s/ Martin G. Wafforn

Martin G. Wafforn, P. Eng.

                               Michael Steinmann
                           c/o 1500 - 625 Howe Street
                             Vancouver, BC V6C 2T6


__________________, 2006

All Applicable Securities Regulatory Authorities


BY SEDAR

Dear Sirs/Mesdames:

Re:   Pan American Silver Corp. (the "Company")
      Prospectus Supplement to the Short Form Base Shelf Prospectus dated February 9, 2005
      Consent of Professional pursuant to National Instrument 44-102

In connection with the filing of the prospectus supplement to the short form base shelf prospectus of the Company to be dated April ____, 2006 (the "Prospectus Supplement"), I hereby consent to the use of my name in connection with references to my involvement in the preparation of a Technical Report dated March ____, 2006 with respect to the Company's Manantial Espejo project in Argentina (the "Technical Report") and to the use of the Technical Report, portions thereof and information which is referenced in the Prospectus Supplement, including without limitation the section of the Prospectus Supplement entitled "Recent Developments".

I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.


Yours truly,

/s/ Michael Steinmann

Michael Steinmann, P.Geo, Ph.D.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PAN AMERICAN SILVER CORP.
                                            ---------------------------------
                                                      (Registrant)

Date:   April 17, 2006                       By:     /S/ ROBERT PIROOZ
        ----------------                            --------------------------
                                                    Name:  Robert Pirooz
                                                    Title: Secretary